PROSPECTUS SUPPLEMENT NO. 2 (to Prospectus dated August 1, 2016)	Filed pursuant to Rule 424(b)(3) Registration No. 333-212795

The information contained in this prospectus supplement and the accompanying prospectus (as amended and supplemented to date) is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion, Dated August 22, 2016

OFFER TO EXCHANGE AND CONSENT SOLICITATION

Senior Secured Toggle Notes due 2020 and

Warrants For Shares of Common Stock

for

Any and All 10% Senior Secured Notes due 2020

(CUSIP Nos. 205768 AK0 and U2038J AC1)

and

7 3⁄4% Convertible Secured PIK Notes due 2019

for

Any and All 7 3⁄4% Senior Notes due 2019

(CUSIP No. 205768 AH7)

and

9 1⁄2% Convertible Secured PIK Notes due 2020

for

Any and All 9 1⁄2% Senior Notes due 2020

(CUSIP No. 205768 AJ3)

This prospectus supplement (this “prospectus supplement”) updates certain statements and information and supersedes any inconsistent statement or information contained in the prospectus dated August 1, 2016, as supplemented by the prospectus supplement dated August 15, 2016 (as supplemented, the “prospectus”), of Comstock Resources, Inc. (“we,” “us,” or the “Company”). This prospectus supplement and the prospectus, taken together, constitute a current prospectus relating to the Company’s offer to exchange (collectively, the “Exchange Offer”) (a) its Senior Secured Toggle Notes due 2020 (the “New Senior Secured Notes”) and warrants exercisable for shares of common stock for any and all outstanding 10% Senior Secured Notes due 2020 (the “Old Senior Secured Notes”), (b) its 7 3⁄4% Convertible Secured PIK Notes due 2019 (the “New 2019 Convertible Notes”) for any and all outstanding 7 3⁄4% Senior Notes due 2019 (the “Old 2019 Notes”) and (c) its 9 1⁄2% Convertible Secured PIK Notes due 2020 (the “New 2020 Convertible Notes” and together with the New Senior Secured Notes and the New 2019 Convertible Notes, the “new notes”) for any and all outstanding 9 1⁄2% Senior Notes due 2020 (the “Old 2020 Notes” and together with the Old Senior Secured Notes and the Old 2019 Notes, the “old notes”). The New 2019 Convertible Notes and the New 2020 Convertible Notes are collectively referred to herein as the “New Convertible Notes.”

This prospectus supplement contains important changes and should be read carefully and in its entirety in conjunction with the prospectus. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The date of this prospectus supplement is August 22, 2016.

CHANGES TO THE PROSPECTUS AND THE TERMS OF THE EXCHANGE OFFER

We are modifying the terms of the Exchange Offer and the contents of the prospectus as described below. Accordingly, references in the prospectus to the matters described herein shall reflect such modifications.

Mandatory Conversion Price for New Convertible Notes

The mandatory conversion price threshold for the New Convertible Notes will be $12.32 per share instead of the previously announced $10.47 per share. As a result, subject to and following receipt of required stockholder approval, the New Convertible Notes will be mandatorily convertible into shares of our common stock on or before the third business day following required notice of the 15 consecutive trading day period during which the daily volume weighted average price on the NYSE for our common stock is equal to or greater than $12.32 per share, subject to customary anti-dilution adjustments.

Registration for Certain Holders of New Convertible Notes

Provided that required stockholder approval has been obtained for the convertibility of the New Convertible Notes, after the consummation of the Exchange Offer and upon request by any holder of New Convertible Notes who would be considered an “affiliate” of the Company for purposes of the Securities Act or the Exchange Act upon conversion of such holder’s New Convertible Notes (all such holders, the “affected holders”), we will agree to file a shelf registration statement on Form S-3 with respect to the resale of shares of our common stock issued pursuant to the conversion of such New Convertible Notes. Such undertaking will be pursuant to a registration rights agreement to be entered into between us and the affected holders. Our obligation to maintain any such shelf registration statement will not extend for longer than one year after effectiveness thereof and will terminate if the applicable affected holder is no longer considered an affiliate of the Company. The affected holders will also be subject to the 61-day notice period for optional conversion of their New Convertible Note as previously announced.

Limitation on Liens in the Convertible Notes Indentures

The Convertible Notes Indentures will prohibit the Company and its Restricted Subsidiaries from directly or indirectly creating, incurring, assuming or suffering to exist any Lien of any kind securing Indebtedness on any of their respective property or assets, except for Permitted Liens.

Trustee Replacement

American Stock Transfer & Trust Company, LLC will be the successor Trustee under the Existing Indentures following the notice of resignation by The Bank of New York Mellon Trust Company, N.A. dated August 18, 2016. Accordingly, provided that the resignation is effective prior to the Expiration Date, we will not be soliciting a consent for the removal of the Bank of New York Mellon Trust Company, N.A. as previously announced.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2016 on an as-adjusted basis to give effect to the exchange by us of exchange consideration for our outstanding old notes, assuming the tender and acceptance of all of the outstanding old notes and other transactions related to the Exchange Offer, as amended by this prospectus supplement.

This information should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus and our historical consolidated financial statements and related notes thereto included in the prospectus.

As of June 30, 2016
As Adjusted
(In thousands)
Cash and Cash equivalents	$58,212

Long-term debt:
Principal:
Revolving credit facility(1)	$—
10% senior secured notes due 2020	—
7 3⁄4% senior notes due 2019	—
9 1⁄2% senior notes due 2020	—
Senior secured toggle notes due 2020	700,000
7 3⁄4% convertible secured PIK notes due 2019	288,516
9 1⁄2% convertible secured PIK notes due 2020	174,607
Premiums (discounts) on notes:
7 3⁄4% senior notes due 2019	—
9 1⁄2% senior notes due 2020	—
Senior secured toggle notes due 2020(3)	(11,820)
7 3⁄4% convertible secured PIK notes due 2019(3)	(17,975)
9 1⁄2% convertible secured PIK notes due 2020(3)	(17,408)
Deferred financing costs	(16,250)

Total long-term debt	1,099,670

Stockholders’ Deficit:
Common stock(2)	6,253
Additional paid in capital(2)	518,905
Stock warrants(3)	11,820
Accumulated deficit	(732,425)

Total stockholders’ deficit	(195,447)

Total capitalization	$904,223

(1)	As of June 30, 2016, there was no outstanding balance under our revolving credit facility.
(2)	Common stock and additional paid-in capital has been adjusted to reflect the one-for-five (1:5) reverse stock split of our common stock which became effective on July 29, 2016.
(3)

Reflects the impact of the Exchange Offer with amounts of the new notes being adjusted for the estimated value of the stock warrants issued in connection with the senior secured toggle notes due 2020 and the estimated value of the mandatory conversion feature in connection with the 7 3⁄4% convertible secured PIK notes due 2019 and 9 1⁄2% convertible secured PIK notes due 2020, assuming the approval of our stockholders of the authorized share proposal at a special meeting of the stockholders.

*****

Subject to the changes to the terms of the offer described above, Holders of old notes who wish to tender but have not yet done so may continue to use the letter of transmittal previously delivered. Holders of old notes who have validly tendered (and not withdrawn) their notes do not need to take any action to receive the exchange consideration, as amended hereby.

Except as set forth in this supplement, the terms and conditions of the Exchange Offer remain as set forth in the prospectus. This prospectus supplement should be read in conjunction with the prospectus.

Requests for assistance in connection with the tender of your old notes pursuant to the Exchange Offer may be directed to the Information and Exchange Agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor | New York, New York 10005

Banks and Brokers Call: (212) 269-5550 | All Others Call Toll-Free: (877) 732-3619

Email: crk@dfking.com

Attention: Peter Aymar

The Dealer Manager for the Exchange Offer is:

BofA Merrill Lynch

Attention: Debt Advisory

The Hearst Building

214 North Tryon Street, 14th Floor

Charlotte, North Carolina 28255

Toll-Free: (888) 292-0070

Collect: (980) 388-4813 and (646) 855-2464

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